UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Kandal M Venture Limited (the “Company”) wishes to announces that:

(i)	with effect from May 25, 2026, Mr. KWOK Yi Feng will cease to be the chief financial officer of the Company; and

(ii)	with effect from May 11, 2026, Mr. LAM Tai Mau was appointed the financial controller of the Company (of the same work scope as position previously titled chief financial officer).

We would like to express our greatest appreciation for Mr. Kwok’s valuable contribution to the Company.

Prior to joining the Group, Mr. Lam has worked across the manufacturing and retail sectors within multinational corporations, carrying over 15 years of managerial experience in senior financial roles. His expertise encompasses financial control, operational finance, and strategic financial management in complex, cross-jurisdictional business environments. From August 2023 to May 2026, Mr. Lam was the senior finance manager of Grand Nice Development Limited, a subsidiary of Texwinca Holdings Limited.

Mr. Lam received a Bachelor of Business Administration from the University of Hong Kong in November 1995.

Mr. Lam has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which he had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: May 15, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

2